Filed by Real Asset Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Real Asset Acquisition Corp.

Commission File No. 001-42613

Date: February 23, 2026

As previously announced, on February 22, 2026, Real Asset Acquisition Corp., a Cayman Islands exempted company (“RAAQ”), and IQM Finland Oy, a limited liability company (Fi. osakeyhtiö) incorporated under the laws of Finland (“IQM”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transactions”), that will result in, among other things, RAAQ becoming an indirect wholly-owned subsidiary of IQM.

On February 23, 2026, the following communication was sent via email to IQM’s employees on behalf of Jan Goetz, Chief Executive Officer and Co-Founder of IQM, in connection with the Transactions. The communication is followed by an FAQ, which was attached to the email.

Email to Employees

Dear IQM team,

Today, we announced that IQM is set to become the first European quantum company to enter the public markets. We are preparing for a dual-listing on a leading U.S. stock exchange, through a merger with Real Asset Acquisition Corp. (Nasdaq: RAAQ), and on a Nordic stock exchange. This marks a defining milestone in our journey. It reflects the strength of the company we have built and positions us for even more success stories in the future.

I want to sincerely thank every one of you for your contribution to our journey so far and for the trust and hard work you have put into IQM! With this move we are stronger positioned than ever! We will continue to develop world-leading quantum computers, build great products, and make our customers happy!

We have decided to take this step because it sets us up for long-term success. Being a public company will allow us to have access to more capital to achieve our goals and accelerate our path to quantum advantage. It also provides us with greater visibility in the markets, which supports our commercial efforts and partnership approaches. Finally, it allows more flexibility to run corporate development efforts.

We have carefully evaluated the de-SPAC route and have chosen to merge with RAAQ because of the strong and relevant expertise of their team. They are true leaders in advanced computing and have explored investment opportunities with many of the highest profile quantum companies. They have spent significant time evaluating the different compute and quantum modalities and are strong believers of our technology. Selecting IQM as the target company for their SPAC vehicle is a testament to the credibility and conviction of our team, technology, and industrial leadership.

The business combination values IQM at an approximate $1.8 billion pre-money equity valuation, which is an incredible achievement and validation of our technology and business model. You can read more about the transaction in our press release here [LINK].

While this is a great moment of success, becoming a public company will also require greater discipline, accountability, and precision from all of us — and I know we are ready for that. This is a significant development for you as an employee, and I aim to address many of your questions in an All-hands meeting today at 3pm EET, 2pm CET.

Going forward, it is imperative that our external communications are accurate, consistent and aligned with our vision, values and strategy—while fully compliant with applicable securities laws and regulations.

I would therefore ask all of you to please adhere to the following:

General:

●	The U.S. Securities and Exchange Commission (SEC) and Nordic regulators have strict guidelines governing the sharing of information. To avoid delays or any other repercussions that might be imposed if we do not adhere to these rules, we must avoid speaking publicly about any confidential, non-public information, including this process, our business metrics, and our financials.

●	Employees cannot give investment recommendations related to financial instruments of RAAQ, including any derivative instruments of RAAQ.

●	To avoid the appearance of impropriety or illegal trading, employees cannot trade shares and other financial instruments of RAAQ, including any derivative instruments (e.g., options).

●	Market manipulation and insider trading are crimes under applicable securities laws. The consequences of violating insider trading laws are severe and could include fines and imprisonment. IQM will have mandatory training on these topics in the future, but in the meantime, please comply with the above rules.

●	Employees can continue regular business communication consistent with past practices, but reference should not be made to the business combination, RAAQ, IQM’s future, financial performance, prospects, new products, or development of products.

●	We recognize that moments of transition can bring both excitement and uncertainty. If you need support, please reach out to your people manager or the People & Culture team.

Contacts:

For more specific guidance, please reach out to the following:

●	Employees should not respond to any investor inquiries. All transaction, investor, investment and shareholder related inquiries must immediately be forward to ir@meetiqm.com

●	All requests for information and interviews from the media must be directed to press@meetiqm.com

●	Any inquiries from, or related to, customers and partners, send to info@meetiqm.com

●	Any inquiries from former employees must be sent to people@meetiqm.com

●	If you are unsure of whether a communication or post can be made, employees should contact legal@meetiqm.com

Resources:

●	Press Release https://meetiqm.com/investors/

●	Employee FAQs: https://wiki.iqm.fi/x/lAIUEw

Finally, I wanted to again take this opportunity to thank you all sincerely for your trust, collaboration, and ambition. United by these shared values and a common vision, we have pushed the boundaries of what was thought possible and built, sold and delivered world-leading quantum computers.

I’m so proud of you all for all your commitment, resilience and relentlessness. What we’ve built is real. What comes next is even bigger…

Best,

Jan

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, IQM intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of RAAQ and a preliminary prospectus of IQM, and after the Registration Statement is declared effective by the SEC, RAAQ will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting at the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. RAAQ and IQM may also file other documents with the SEC regarding the proposed business combination. RAAQ’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about RAAQ, IQM and the proposed business combination. Shareholders may obtain copies of the Registration Statement, including the preliminary or definitive proxy statement/prospectus contained therein, and the other documents filed or that will be filed by RAAQ and IQM with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by IQM and its management, and RAAQ and its management, as the case may be, are inherently uncertain. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the successful consummation and potential benefits of the proposed business combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from RAAQ’s trust account and redemptions by RAAQ’s public shareholders; the Company’s ability to commercialize its hardware and software; the expectation that the Company is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and RAAQ.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s concentration of revenue in contracts with government or state-funded entities; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of RAAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or RAAQ; failure to realize the anticipated benefits of the proposed transaction; the ability of IQM or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in RAAQ’s and the Company’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, RAAQ or the combined company resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and RAAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and RAAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in RAAQ is not an investment in any of RAAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of RAAQ, which may differ materially from the performance of RAAQ’s founders’ or sponsors past investments.

Participants in the Solicitation

RAAQ, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from RAAQ’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RAAQ’s shareholders in connection with the proposed transaction will be set forth in the Registration Statement, including the proxy statement/prospectus contained therein, when it is filed with the SEC. You can find more information about RAAQ’s directors and executive officers in RAAQ’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by RAAQ with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Any potential dual listing of IQM’s ordinary shares on the Helsinki stock exchange referred to in this communication would be made by means of a prospectus as set out in the EU Prospectus Regulation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FAQ

IQM is going public: Employee FAQs

1.	What is the announcement?

IQM is going public. We’ve entered into a definitive agreement to merge with Real Asset Acquisition Corp (RAAQ), which is listed at US Nasdaq. Our goal is to be listed on two stock exchanges — Nasdaq or NYSE in the US and Nasdaq Helsinki in Finland. This is one of the biggest milestones in IQM’s history. The transaction is subject to SEC review and shareholder approvals, which will take a few months. Until then, IQM continues to operate exactly as it does today.

2.	Who is Real Asset Acquisition Corp (RAAQ)?

RAAQ is a publicly traded Special Purpose Acquisition Company — a SPAC. It’s the financial vehicle we’re using to enter the public markets. SPACs are listed shell companies that merge with a private company to create a publicly traded entity. Once the merger closes, the RAAQ name goes away. It’s just IQM on the stock exchange. A SPAC is just a fast track to IPO and access to capital.

3.	Why RAAQ?

They looked at a lot of quantum companies — and chose us. The RAAQ team brings genuine quantum computing expertise and evaluated multiple approaches across the industry before selecting IQM as their partner. The fact that they picked our model — vertically integrated, full-stack, on-premises infrastructure — is meaningful external validation from people who understand the space and had every option available to them. RAAQ offers more than just a public listing; they provide a specialized bridge to the capital markets led by a team that already possesses the deep-tech literacy to scale a hardware-intensive quantum roadmap.

4.	What happens next?

SEC review, shareholder approvals, and standard governance steps — a process that typically takes a few months. During this period, IQM operates as normal. We keep building, shipping, and serving customers. Updates will come through All-Hands and direct communications as milestones are hit. You won’t be left guessing — when there’s something to communicate, we’ll share it.

5.	What does this transaction mean for IQM?

Ready access to capital. This will enable us to fund the roadmap properly — not round-by- round. It means we can scale technology and operations without one eye on the next fundraise. It also means greater accountability: public companies report transparently, operate to a higher standard, and do what they say they’ll do.

6.	When will I know more about my equity?

Details on employee equity — option treatment, mechanics, timelines — will be covered at an All-Hands meeting. For your specific situation, contact your Human Resources representative or legal.

7.	Is there a lock-up period once we are public?

Almost certainly yes — lock-ups are standard for employees and insiders after a public listing. It means there’s a defined period post-listing during which you cannot sell shares. The specific terms will be communicated before close. The point isn’t to create friction — it’s to protect everyone, including you, from the volatility of a newly listed stock.

8.	When can I sell my shares?

After the lock-up period expires and subject to standard securities rules — no trading on inside information, blackout periods around earnings releases, and so on. The specifics will be shared before close. Don’t plan around a particular date until Legal confirms the terms. When the time comes, it will be clear — and you’ll have the information you need to make smart decisions.

9.	How does this impact my job?

It doesn’t. Show up, do great work, keep your commitments. The transaction runs in parallel with the business. If anything, the capital that comes with a public listing makes your work easier over time, not harder.

10.	What if a customer or vendor contacts me

Your relationships haven’t changed. If they bring up the announcement, you can say you’re excited about IQM’s next chapter — and refer any questions to info@meetiqm.com. What you cannot do is speculate about deal terms, valuation, timelines, or financials.

11.	Can I post about this transaction on my social media page?

Yes — and we want you to share or repost IQM’s official announcement on LinkedIn.

You can also use this approved text: “Proud to be part of IQM Quantum Computers and excited about what’s ahead. [press release link]”

What you cannot do is write your own version that includes anything about deal terms, valuation, the share price, or your personal equity situation. If it came from IQM officially, share it. If it’s your own words about the deal, don’t share it. Always check with marketing C communications to be safe.

12.	What about posting on IQM’s business more broadly?

Don’t do this. During the transaction window, the bar for what needs approval is higher than usual. Any social content referencing our technology, customers, roadmap, or operations — beyond the official announcement materials — needs approval from Legal and Marketing C Communications before posting. This isn’t about silencing anyone. It’s about making sure nothing creates a legal problem mid-transaction.

13.	What if media or investors contact me?

Don’t answer. This isn’t about being unhelpful — anything said to a journalist or investor during a public offering process can have legal consequences, for the company and for you personally. The answer is always: “That’s a great question — let me connect you with the right person.” Then forward immediately to:

Investor inquiries → ir@meetiqm.com

Media inquiries → press@meetiqm.com or michael.bruce@meetiqm.com

About IQM Quantum Computers

IQM Finland Oy (“IQM”, “IQM Quantum Computers”, “Company”) is a global leader in superconducting quantum computers. IQM provides both on-premises full-stack quantum computers and a cloud platform to access its systems. IQM customers include leading high-performance computing centres, research laboratories, universities, and enterprises that require full access to quantum hardware and software. IQM has over 300 employees, with headquarters in Finland and a global presence including France, Germany, Italy, Japan, Poland, Saudi Arabia, Spain, Singapore, South Korea, Taiwan, UK and the United States.

About Real Asset Acquisition Corp.

Based in Princeton, NJ, Real Asset Acquisition Corp. is a Nasdaq-listed (Nasdaq: RAAQ) special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The RAAQ team includes seasoned quantum computing experts with deep technical and industry experience.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, IQM intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of RAAQ and a preliminary prospectus of IQM, and after the Registration Statement is declared effective by the SEC, RAAQ will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting at the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. RAAQ and IQM may also file other documents with the SEC regarding the proposed business combination. RAAQ’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about RAAQ, IQM and the proposed business combination. Shareholders may obtain copies of the Registration Statement, including the preliminary or definitive proxy statement/prospectus contained therein, and the other documents filed or that will be filed by RAAQ and IQM with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by IQM and its management, and RAAQ and its management, as the case may be, are inherently uncertain. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the successful consummation and potential benefits of the proposed business combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from RAAQ’s trust account and redemptions by RAAQ’s public shareholders; the Company’s ability to commercialize its hardware and software; the expectation that the Company is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and RAAQ.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s concentration of revenue in contracts with government or state-funded entities; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of RAAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or RAAQ; failure to realize the anticipated benefits of the proposed transaction; the ability of IQM or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in RAAQ’s and the Company’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, RAAQ or the combined company resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and RAAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and RAAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in RAAQ is not an investment in any of RAAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of RAAQ, which may differ materially from the performance of RAAQ’s founders’ or sponsors past investments.

Participants in the Solicitation

RAAQ, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from RAAQ’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RAAQ’s shareholders in connection with the proposed transaction will be set forth in the Registration Statement, including the proxy statement/prospectus contained therein, when it is filed with the SEC. You can find more information about RAAQ’s directors and executive officers in RAAQ’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by RAAQ with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Any potential dual listing of IQM’s ordinary shares on the Helsinki stock exchange referred to in this communication would be made by means of a prospectus as set out in the EU Prospectus Regulation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.